Exhibit 99.2

CARDIOME PHARMA CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis is as of August 7, 2007 and should be read in conjunction with our unaudited consolidated financial statements for the three and six months ended June 30, 2007 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2006 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current clinical efforts are focused on the treatment of atrial arrhythmias. We also have a pre-clinical program directed at improving cardiovascular function, and intend to initiate a clinical program in cardiogenic shock.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, in June 2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (“Astellas”). In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of vernakalant for the acute conversion of atrial fibrillation. In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA. In Q4-2006, Astellas re-submitted the NDA to the FDA, triggering a US$10 million payment to Cardiome. In Q1-2007, we announced that the FDA had accepted the NDA for review.

Cardiome is also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and is ongoing.

In April 2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

CARDIOME PHARMA CORP.

CORPORATE DEVELOPMENT

The following significant events have occurred since our last quarterly report:

•
In May 2007, we announced that Astellas Pharma Canada, Inc., an affiliate of our co-development partner, Astellas Pharma US, Inc., filed a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada seeking Canadian approval to market the intravenous formulation of vernakalant (iv).

•
In June 2007, we and our co-development partner Astellas announced positive results from our Phase 3 clinical study, called ACT 2.   The trial evaluated the efficacy and safety of vernakalant (iv) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery.

CLINICAL DEVELOPMENT

The following table summarizes clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status
Vernakalant (iv)	Phase 3 Clinical Trial (ACT 2)	Trial initiated in Q1-2004. Results released in June 2007.
	Open-Label Safety Study (ACT 4)	Study initiated in Q3-2005. Study completed.
	New drug application (NDA)	Originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. Re-submitted in Q4-2006. Accepted for review in Q1-2007.
Vernakalant (oral)	Phase 2a Pilot Study	Trial initiated in Q4-2005. Results released in Q3-2006.
	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Study ongoing.
GED-aPC	Phase 1 Pending	Initiation of clinical program expected in second half of 2007.
Artesian Projects	Pre-Clinical Stage	Pre-clinical studies underway.

CARDIOME PHARMA CORP.

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)
During the second quarter of 2007, we continued our clinical work on ACT 2 and ACT 4.

The ACT 2 Clinical Trial
The ACT 2 clinical trial, initiated in Q1-2004, evaluated the efficacy and safety of vernakalant (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint was acute conversion of atrial fibrillation to normal heart rhythm. We announced positive results from this study in June 2007.

The ACT 4 Study
In Q4-2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This completed study further evaluated the safety of vernakalant (iv) in recent-onset atrial fibrillation patients, and was intended to augment the safety database associated with the NDA submission.

Vernakalant (oral)
During the first quarter of 2007, we initiated a Phase 2b clinical trial for vernakalant (oral).

Phase 2a Pilot Study
In Q4-2005, we initiated a Phase 2a pilot study of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and efficacy of vernakalant (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. The study was conducted across 72 centres in Canada, U.S. and Europe, and a total of 171 patients were successfully cardioverted after 3 days of initial dosing and continued in the study. Positive top-line results for this study were announced in Q3-2006.

Phase 2b Clinical Trial
In Q1-2007, we initiated a Phase 2b clinical trial of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation, and is expected to enroll approximately 670 patients.

Other Projects
We continue to conduct pre-clinical research and development work on the Artesian projects, with the goal of reaching a decision regarding the advancement of one of the Artesian molecules into clinical studies.

Further to our agreement announced in April 2007 to in-license GED-aPC, we intend to meet with the FDA in the near future regarding plans to conduct Phase 1 studies commencing in the second half of 2007.

CARDIOME PHARMA CORP.

DISCLOSURE CONTROLS AND PROCEDURES

Cardiome maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.

Our Chief Executive Officer and Chief Financial Officer have designed our disclosure controls and procedures as of June 30, 2007 to provide reasonable assurance that material information relating to our Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Cardiome has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

No matter how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

Our Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believe the design to be sufficient to provide such reasonable assurance.

There were no changes in our internal controls over financial reporting that occurred during the period beginning on April 1, 2007, and ending on June 30, 2007, which have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes. These and other significant accounting policies are described more fully in Note 2 of our 2006 consolidated annual financial statements.

CARDIOME PHARMA CORP.

Changes in Significant Accounting Policies

On January 1, 2007, Cardiome prospectively adopted the Canadian Institute of Chartered Accountants Handbook Section 3855 “Financial Instruments - Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments - Disclosure and Presentation” (“Section 3861”), Section 3865 “Hedges” (“Section 3865”), Section 1530 ‘Comprehensive Income” (“Section 1530”), and Section 3251 “Equity” (“Section 3251”). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives, including derivatives embedded in non-financial contracts. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depend on whether the financial instrument has been classified as held-for-trading, available for sale, held-to-maturity, loans and receivables, or other financial liabilities. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in the statement of operations.

Upon adoption of these new standards, we designated cash and cash equivalents as held-for-trading and its short-term investments as available-for-sale, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost. We have not entered into any hedging activities; therefore, the adoption of Section 3865 did not have any impact on our consolidated financial statements.

Under these new standards, the transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale, as at January 1, 2007, are immaterial to our consolidated financial statements. As a result, no transition adjustment has been recorded to the consolidated opening deficit or to the consolidated opening accumulated other comprehensive loss.

CARDIOME PHARMA CORP.

During the period ended June 30, 2007, we identified embedded derivatives which were required to be separated from their non-financial host contracts. These embedded derivatives were and will be measured at fair value on initial recognition and in subsequent periods. We recorded the fair value impact of these embedded derivatives of $0.9 million in other assets on the balance sheet and as a reduction of foreign exchange loss on the income statement.

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs.

Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

We evaluate the recoverability of the net book value of our intangible assets when events or changes in circumstance indicate that the carrying value of the underlying technology may not be recoverable and exceed its fair value. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.

The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrolment; the level of services provided and goods delivered; the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

CARDIOME PHARMA CORP.

Revenue Recognition

Revenue to date has primarily been derived from licensing fees and research collaborative fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses.

Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (CICA) in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

CARDIOME PHARMA CORP.

Included in the consolidated statements of operations and comprehensive loss were the following charges for stock-based compensation for stock options granted after December 1, 2002:

(in millions of dollars )	For the Three Months Ended		For the Six Months Ended
Expenses	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Research and development	$0.6	$0.9	$1.2	$2.1
General and administration	$1.5	$0.8	$2.4	$1.4
Total stock based compensation	$2.1	$1.7	$3.6	$3.5

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data for our last three fiscal years:

	Years Ended
(in thousands of dollars , except per share amounts )	December 31, 2006	December 31, 2005	December 31, 2004
Revenues	20,668	16,120	26,403
Net loss	(36,147)	(53,375)	(27,767)
Per share loss
- Basic	(0.68)	(1.09)	(0.71)
- Fully diluted	(0.68)	(1.09)	(0.71)
Total assets	68,591	89,799	68,326
Long-term obligation (1)	192	210	245
We have not declared any cash dividends since inception.

(1) Amounts represent capital lease obligations and repayable tenant inducement advances.

RESULTS OF OPERATIONS

We recorded a net loss of $14.6 million ($0.23 per common share) for the three months ended June 30, 2007 (“Q2-2007”), compared to a net loss of $14.7 million ($0.28 per common share) for the three months ended June 30, 2006 (“Q2-2006”). On a year-to-date basis, we recorded a net loss of $28.6 million ($0.46 per common share) for the six months ended June 30, 2007, compared to $22.9 million ($0.44 per common share) for the six months ended June 30, 2006. The increase in net loss year-to-date was largely due to increased general and administration expenses to support research and development activities, and lower licensing and research collaborative fees. This was offset by an increase in interest and other income as a result of higher average cash and short-term investment balances.

CARDIOME PHARMA CORP.

Operating costs are expected to increase as vernakalant (iv) moves through the regulatory approval process and vernakalant (oral) advances into later stage development, in addition to our efforts to develop GED-aPC and the Artesian compounds. Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for vernakalant (iv).

Revenues

Total revenue for Q2-2007 was $1.1 million, a decrease of $1.0 million from $2.1 million for Q2-2006. On a year-to-date basis, total revenue for the six months ended June 30, 2007, was $2.8 million, a decrease of $2.4 million from $5.2 million for the six months ended June 30, 2006. Total revenue is comprised of licensing fees and research and collaborative fees we collected from our collaborative partners as described below.

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partners. We recorded $0.4 million for both Q2-2007 and Q2-2006. On a year-to-date basis, licensing fees for the six months ended June 30, 2007, were $0.9 million, compared to $1.5 million for the six months ended June 30, 2006. The decrease in licensing fees on a year-to-date basis was due to the decreased amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas.

Research and collaborative fees are composed of contract research fees and project management fees from our collaborative partners. We recorded $0.7 million for Q2-2007 and $1.7 million for Q2-2006. On a year-to-date basis, research and collaborative fees for the six months ended June 30, 2007, were $1.9 million, compared to $3.7 million for the six months ended June 30, 2006. The decrease in research and collaborative fees for both periods was mainly attributable to the decreased research and development cost recovery with more development costs associated with vernakalant (iv) directly incurred by our collaborative partner, Astellas, and decreased clinical trial expenses for vernakalant (iv).

For the remainder of the year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will continue to receive project management fees and development cost reimbursements from Astellas. We may also earn additional milestone payments and royalties from Astellas or revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development expenditures were $9.8 million for Q2-2007, compared to $11.2 million for Q2-2006. We incurred total research and development expenditures of $21.6 million for the six months ended June 30, 2007, compared to $20.2 million for the same period in fiscal 2006.

CARDIOME PHARMA CORP.

(in millions of dollars )	For the Three Months Ended		For the Six Months Ended
Project	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Vernakalant (iv)	$2.5	$3.5	$4.6	$7.2
Vernakalant (oral)	$5.8	$7.0	$14.0	$11.0
Artesian projects	$0.6	$0.2	$1.6	$1.0
GED-aPC	$0.4	$0.0	$0.4	$0.0
Oxypurinol projects	$0.1	$0.2	$0.1	$0.7
Other projects	$0.4	$0.3	$0.9	$0.3
Total research and development expenses	$9.8	$11.2	$21.6	$20.2

The decrease in research and development expenditures in the current quarter compared to those incurred during the same period in fiscal 2006 was primarily due to a decrease in costs incurred for our vernakalant (iv) programs and higher costs in Q2-2006 related to manufacturing and other costs related to the Phase 2a pilot study for vernakalant (oral). This decrease was offset by costs incurred for our new clinical drug candidate, GED-aPC, and continued research on our Artesian projects.

The increase in research and development expenditures for the six months ended June 30, 2007, compared to those incurred during the same period in fiscal 2006 was primarily due to expanded clinical development activities related to the ongoing Phase 2 clinical program for vernakalant (oral). This increase was offset by a decrease in costs incurred for our vernakalant (iv) program due to the reduced level of clinical development activities for the program.

For the remainder of the year, we expect to incur increased research and development expenditures largely associated with GED-aPC and our Phase 2b clinical trial for vernakalant (oral). We may also incur additional costs associated with any potential purchase or in-licensing of additional clinical candidates, and/or expansion of our clinical development activities for vernakalant (iv) outside of North America. However, there can be no assurance that we will enter into any purchase or in-licensing agreements.

General and Administration Expenditures

General and administration expenditures for Q2-2007 were $4.8 million, compared to $3.2 million for Q2-2006. On a year-to-date basis, we incurred total general and administration expenditures of $9.4 million for the six months ended June 30, 2007, compared to $6.1 million for the six months ended June 30, 2006.

The increase of $1.6 million in general and administration expenditures in the current quarter, compared to those incurred during the same period in fiscal 2006 was primarily due to the increase of $1.1 million in wages and benefits (including stock-based compensation for administrative and executive personnel) with the addition of personnel and $0.5 million in other expenditures to support our expanded operational activities.

CARDIOME PHARMA CORP.

The increase of $3.3 million in general and administration expenditures for the six months ended June 30, 2007, compared to those incurred during the same period in 2006 was primarily due to an increase of $2.0 million in wages and benefits (including stock-based compensation for administrative and executive personnel) with the addition of personnel; the increase of $0.5 million in costs associated with business development and commercialization activities; the increase of $0.3 million in consulting and professional fees due to the in-licensing agreement for GED-aPC; and $0.5 million in other expenditures to support our expanded operational activities.

For the remainder of the year, we expect our general and administration expenditures to increase in support of our expanded operational activities.

Other Income

Interest and other income was $1.3 million for Q2-2007, compared to $0.7 million for Q2-2006. On a year-to-date basis, interest and other income was $2.7 million for the six months ended June 30, 2007, compared to $1.4 million for the same fiscal period in 2006. The increase in interest and other income in 2007 was primarily due to higher interest rates and higher average cash and short-term investment balances.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

	For the Three Months ended		For the Six Months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue
Licensing fees	$4 49	$449	$8 98	$1,496
Research collaborative fees	649	1,685	1,910	3 ,690
	1,098	2,134	2,808	5 ,186

Expenses
Research and development	9,771	1 1,195	21,601	20,244
General and administration	4,831	3,240	9,447	6 ,100
Amortization	824	3 95	1,295	759
	15,426	1 4,830	32,343	27,103
Operating loss	(14,328)	(12,696)|	(29,535)|	(21,917)

Other income (expenses)
Interest and other income	1,297	6 79	2,704	1 ,449
Foreign exchange loss	(1,555)	(2,788)	(1,791)	(2,536)
	(258)|	(2,109)	913	(1,087)

Loss before income taxes	(14,586)	(14,805)	(28,622)	(23,004)
Future income t ax recovery	-	58	-	140
Net loss for the period	(14,586)	(14,747)	(28,622)	(22,864)
Other comprehensive loss, net of income t axes
Unrealized loss on available-for-sale financial assets arising during the period	(8,091)	-	(10,442)	-
Reclassification adjustment for realized loss included in net loss	1,815	-	2,017	-
	(6,276)	-	(8,425)	-
Comprehensive loss for the period	(20,862)	(14,747)|	(37,047)|	(22,864)
Basic and diluted net loss per common share[1]	$(0.23)	$(0.28)	$ (0.46)|	$(0.44)

Weighted average number of out standing common shares	63,370,297	53,010,793	6 2,133,737	52,468,447
1 Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

CARDIOME PHARMA CORP.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	2nd Quarter ended	1st Quarter ended	4th Quarter ended	3rd Quarter ended
(in thousands of Canadian dollars, except per share amounts)	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Total revenue	$1,098	$1,710	$1 3,081	$2,401
Research and development	9,771	11,830	12,324	10,865
General and administration	4,831	4,616	3,932	3,890
Net loss for the period	(14,586)	(14,036)	(1,309)	(11,974)
Basic and diluted net loss per common share	(0.23)	(0.23)	(0.02)	(0.23)

	2nd Quarter ended	1st Quarter ended	4th Quarter ended	3rd Quarter ended
(in thousands of Canadian dollars, except per share amounts)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Total revenue	$2,134	$3,052	$3,041	$4,662
Research and development	11,195	9,049	8,909	9,112
General and administration	3,240	2,860	3,228	1,915
Net loss for the period	(14,747)	(8,117)	(8,637)	(29,472)
Basic and diluted net loss per common share	(0.28)	(0.15)	(0.17)	(0.58)

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, writedowns in intangible assets, research and development costs associated with clinical development programs and the upfront payment for in-licensing GED-aPC; as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1, 2002.

The significant increase in revenue for the fourth quarter of 2006, when compared with the other quarters, was due to the milestone payment of $11.7 million (US$10.0 million) earned for the re-submission of the NDA for vernakalant (iv). The substantial increase in losses for the 3rd quarter of 2005, when compared with the other quarters, was due to the write-down of technology and licenses following our decision to discontinue our Oxypurinol CHF project. The increase in general and administration costs since the 2nd quarter of 2006 was the result of supporting the expanded clinical development activities.

CARDIOME PHARMA CORP.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the six months ended June 30, 2007 were financed mainly by our working capital carried forward from the preceding fiscal year, proceeds of our public offering in Q1-2007, and research collaborative fees collected from Astellas.

Cash used in operating activities for Q2-2007 was $16.5 million, compared to $14.3 million for Q2-2006. The increase of $2.2 million in cash used in operating activities in Q2-2007, compared to Q2-2006 was primarily due to a decrease of $0.2 million in net loss after adjusting all non-cash items and an increase of cash payments of $2.4 million. Cash used in operating activities for the six months ended June 30, 2007, was $32.1 million compared to $17.3 million for the six months ended June 30, 2006. The increase of $14.8 million in cash used in operating activities was mainly due to an increase of $5.8 million in net loss after adjusting all non-cash items and an increase of cash payments of $9.0 million from changes in non-cash working capital items.

Cash provided by financing activities was $1.4 million and $108.7 million for Q2-2007 and the six months ended June 30, 2007, compared to $0.5 million of cash provided by financing activities for Q2-2006 and $2.0 million for the six months ended June 30, 2006. The main sources of cash for 2007 and 2006 were cash receipts from the issuance of our common shares upon exercise of stock options. Additionally, in Q1-2007, we received net proceeds from the completion of our public offering.

Cash provided by investing activities in Q2-2007 was $2.8 million, compared to $0.5 million of cash provided by investing activities in Q2-2006. Cash used in investing activities for the six months ended June 30, 2007 was $85.3 million, compared to cash provided by investing activities for the six months ended June 30, 2006 of $10.4 million. The increase of cash provided by investing activities in Q2-2007 compared to Q2-2006 was mainly due to an increase in the net sale of short-term investments offset by the purchase of intangible assets related to the in-licensing of our new clinical drug candidate. The increase in cash used in investing activities for the six months ended June 30, 2007, compared to the same period in 2006 was primarily due to an increase in the net purchase of short-term investments and the purchase of intangible assets.

At June 30, 2007, we had working capital of $98.6 million, compared to $45.5 million at December 31, 2006. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $100.4 million at June 30, 2007, compared to $55.6 million at December 31, 2006.

As of June 30, 2007 and in the normal course of business, we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations
	Payment due by period
(in thousands of dollars )	Total	2007	2008 - 2009	2010 - 2011	Thereafter
Other long-term obligations	$183	$10	$45	$55	$73
Operating Lease Obligations	7,334	398	1,882	2,360	2,694
Commitments for Clinical Research Agreements	25,463	10,348	15,115	0	0
Total	$32,980	$10,756	$17,042	$2,415	$2,767

CARDIOME PHARMA CORP.

Outstanding Share Capital

As of August 7, 2007, we had 63,518,492 common shares issued and outstanding and 5,135,483 common shares issuable upon the exercise of outstanding stock options (of which 3,112,224 were exercisable) at a weighted average exercise price of $8.22 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of June 30, 2007 was $0.2 million (December 31, 2006 - $0.1 million) owing to a legal firm where our Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. For the six months ended June 30, 2007, we incurred $1.0 million of legal fees for services provided by this legal firm, compared to $0.3 million for the six months ended June 30, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements, other than discussed under contractual obligations.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our cash position as of June 30, 2007 and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next 18 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

Consolidated Financial Statements of

CARDIOME PHARMA CORP.

Periods ended June 30, 2007 and 2006
(Unaudited)

CARDIOME PHARMA CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian Dollars)

	As at
	June 30, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS
Current assets:
Cash and cash equivalents	$14,683	$23,400
Short-term investments	85,698	32,172
Accounts receivable	4,153	3,628
Prepaid expenses and other assets	4,525	869
	109,059	60,069
Property and equipment	4,870	4,427
Intangible assets	24,849	3,203
Deferred financing costs	-	892
	$138,778	$68,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$9,412	$12,650
Deferred revenue	898	1,796
Current portion of deferred leasehold inducement	173	172
	10,483	14,618
Deferred leasehold inducement	1,033	1,120
Total liabilities	11,516	15,738

Shareholders’ equity
Share capital (note 3)	326,543	217,388
Contributed surplus	19,346	17,045
Deficit	(210,202)	(181,580)
Accumulated other comprehensive loss	(8,425)	-
Total shareholders’ equity	127,262	52,853
	$138,778	$68,591

Commitments (note 4)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

“Harold Shlevin”	Director	“Peter Roberts”	Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in thousands of Canadian Dollars except share and per share amounts)

	For the Three Months ended		For the Six Months ended
	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)

Revenue
Licensing fees	$449	$449	$898	$1,496
Research collaborative fees	649	1,685	1,910	3,690
	1,098	2,134	2,808	5,186
Expenses
Research and development	9,771	11,195	21,601	20,244
General and administration	4,831	3,240	9,447	6,100
Amortization	824	395	1,295	759
	15,426	14,830	32,343	27,103
Operating loss	(14,328)	(12,696)	(29,535)	(21,917)
Other income (expenses)
Interest and other income	1,297	679	2,704	1,449
Foreign exchange loss	(1,555)	(2,788)	(1,791)	(2,536)
	(258)	(2,109)	913	(1,087)
Loss before income taxes	(14,586)	(14,805)	(28,622)	(23,004)
Future income tax recovery	-	58	-	140
Net loss for the period	(14,586)	(14,747)	(28,622)	(22,864)
Other comprehensive loss, net of income taxes
Unrealized loss on available-for-sale financial assets arising during the period	(8,091)	-	(10,442)	-
Reclassification adjustment for realized loss included in net loss	1,815	-	2,017	-
	(6,276)	-	(8,425)	-
Comprehensive loss for the period	(20,862)	(14,747)	(37,047)	(22,864)

Basic and diluted net loss per common share(1)	$(0.23)	$(0.28)	$(0.46)	$(0.44)

Weighted average numberof common shares outstanding	63,370,297	53,010,793	62,133,737	52,468,447

(1)     Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in thousands of Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)
Share capital
Balance, beginning of period	$324,343	$211,563	$217,388	$201,185
Issued upon public offering	-	-	113,998	-
Share issuance costs upon public offering	-	-	(8,312)	-
Issued upon conversion of special warrants	-	(21)	-	8,338
Issued upon exercise of options and warrants	1,423	567	2,201	2,097
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	777	117	1,268	606
Balance, end of period	326,543	212,226	326,543	212,226
Contributed surplus
Balance, beginning of period	17,982	12,318	17,045	11,014
Stock option expense recognized	2,141	1,701	3,626	3,494
Stock option expense reclassified to share capital account upon exercise of stock options	(777)	(117)	(1,268)	(606)
Amounts related to the cashless exercise of warrants	-	-	(57)	-
Balance, end of period	19,346	13,902	19,346	13,902
Deficit
Balance, beginning of period	(195,616)	(153,550)	(181,580)	(145,433)
Net loss for the period	(14,586)	(14,747)	(28,622)	(22,864)
Balance, end of period	(210,202)	(168,297)	(210,202)	(168,297)
Accumulated other comprehensive loss
Balance, beginning of period	(2,149)	-	-	-
Other comprehensive loss for the period	(6,276)	-	(8,425)	-
Balance, end of period	(8,425)	-	(8,425)	-
Total shareholders’ equity	$127,262	$57,831	127,262	57,831

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)
Cash provided by (used in):
Operations:
Net loss for the period	$(14,586)	$(14,747)	$(28,622)	$(22,864)
Add items not affecting cash:
Amortization	824	395	1,295	759
Stock-based compensation	2,141	1,701	3,626	3,494
Deferred leasehold inducement	(43)	(43)	(86)	(84)
Foreign exchange gain	(891)	-	(891)	-
Future income tax recovery	-	(58)	-	(140)
	(12,555)	(12,752)	(24,678)	(18,835)
Adjustment to reconcile net loss to net cash used in operating activities:
Accounts receivable	(1,082)	(1,455)	(525)	2,808
Prepaid expenses	(2,333)	(270)	(2,765)	(15)
Accounts payable and accrued liabilities	(128)	605	(3,238)	203
Deferred revenue	(449)	(449)	(898)	(1,496)
	(16,547)	(14,321)	(32,104)	(17,335)
Financing:
Proceeds from issuance of common shares and exercise of stock options	1,423	567	116,142	2,097
Share issuance costs upon public offering	-	(21)	(7,420)	(102)
	1,423	546	108,722	1,995
Investments:
Purchase of property and equipment	(176)	(535)	(1,075)	(832)
Purchase of intangible asset	(22,140)	-	(22,140)	-
Patent costs capitalized	(120)	(100)	(169)	(375)
Purchase of short-term investments	(15,457)	(6,647)	(108,216)	(19,700)
Sale of short-term investments	40,738	7,785	46,265	31,343
	2,845	503	(85,335)	10,436

Decrease in cash and cash equivalents during the period	(12,279)	(13,272)	(8,717)	(4,904)
Cash and cash equivalents, beginning of period	26,962	17,673	23,400	9,305
Cash and cash equivalents, end of period	$14,683	$4,401	$14,683	$4,401
Supplemental cash flow information:
Interest paid	$5	$5	$9	$10
Interest received	1,336	726	2,764	1,566
Cashless exercise of warrants	-	-	57	88
Unrealized loss on available-for-sale financial assets arising during the period	(8,091)	-	(10,442)	-

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with Cardiome Pharma Corp.’s (the “Company’s”) annual audited consolidated financial statements for the year ended December 31, 2006, except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2006 included in the Company’s 2006 Annual Report filed with the appropriate securities commissions.  The results of operations for the three-month and six-month periods ended June 30, 2007 and June 30, 2006 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees.  The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.  It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants Handbook Section 3855 “Financial Instruments - Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments - Disclosure and Presentation” (“Section 3861”), Section 3865 “Hedges” (“Section 3865”), Section 1530 “Comprehensive Income” (“Section 1530”), and Section 3251 “Equity” (“Section 3251”).  These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

2.	CHANGES IN ACCOUNTING POLICIES (CONT’D)

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives, including derivatives embedded in non-financial contracts.  It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet.  Measurement in subsequent periods depend on whether the financial instrument has been classified as held-for-trading, available for sale, held-to-maturity, loans and receivables, or other financial liabilities.  Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.  Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value.  Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.  Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges.  Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied.  In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in the statement of operations.

Upon adoption of these new standards, the Company designated cash and cash equivalents as held-for-trading and its short-term investments as available-for-sale, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.  The Company has not entered into any hedging activities; therefore, the adoption of Section 3865 did not have any impact on the Company’s consolidated financial statements.

Under these new standards, the transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale, should be recognized in opening deficit as at January 1, 2007.  The transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value for items classified as available-for-sale should be recognized in opening accumulated other comprehensive income as at January 1, 2007.  The transition adjustments are immaterial to the Company’s consolidated financial statements, as a result, no transition adjustment has been recorded to the consolidated opening deficit or to the consolidated opening accumulated other comprehensive loss.

During the period ended June 30, 2007, the Company identified embedded derivatives which were required to be separated from their non-financial host contracts under Section 3855.  These embedded derivatives were and will be measured at fair value on initial recognition and in subsequent periods.  As at June 30, 2007, the Company recorded the fair value impact of these embedded derivatives of $891 in other assets on the balance sheet and as a reduction of foreign exchange loss on the income statement for the period then ended.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

3.	SHARE CAPITAL

(a)  Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

(b)  Issued and Outstanding

Common shares	Number of Shares
Balance as at December 31, 2006	53,888,202
Issued for cash upon public offering and exercise of over-allotment option, net of share issue costs of $8,312	9,200,000
Issued for cash upon exercise of options	349,833
Issued pursuant to exercise of warrants on cashless basis	30,457
Balance as at June 30, 2007	63,468,492

On January 23, 2007, the Company closed a public offering of 9,200,000 common shares (including 1,200,000 common shares issued pursuant to the exercise of the underwriters’ over-allotment option) at a price of US$10.50 per common share, resulting in gross proceeds of US$96.6 million.  In connection with the public offering, the Company paid a cash commission of US$5,796.  Also, the Company incurred additional legal and professional fees of $1,472 relating to this transaction.

(c)  Common Share Purchase Warrants

Details of common share purchase warrant transactions for the six months ended June 30, 2007 are summarized as follows:

	Number of warrants outstanding	Weighted average exercise price US$
Balance, December 31, 2006	55,502	5.10
Warrants exercised on a cashless basis	(55,502)	(5.10)
Balance, June 30, 2007	-	-

During the six months ended June 30, 2007, the Company issued 30,457 common shares for 55,502 warrants exercised on a cashless basis.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

3.	SHARE CAPITAL (CONT’D)

(d)	Stock Options

At June 30, 2007, the Company had 5,127,983 stock options outstanding, of which 3,162,224 are exercisable, at a weighted average exercise price of $8.15 per common share and expiring at various dates from August 21, 2007 to June 24, 2013.

Details of stock option transactions for the six months ended June 30, 2007 are summarized as follows:

	Weighted Average Exercise Price $	Number of Stock Options Outstanding
Balance, December 31, 2006	7.64	4,913,952
Options granted	11.35	662,610
Options exercised	6.13	(349,833)
Options forfeited	11.63	(98,746)
Balance, June 30, 2007	8.15	5,127,983

At June 30, 2007, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding June 30, 2007			Options exercisable June 30, 2007
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
$2.80-$3.32	1,202,226	1.69	3.32	1,202,226	3.32
$5.05-$5.54	258,250	2.23	5.10	258,250	5.10
$6.29-$8.95	1,694,301	3.47	7.74	1,169,032	7.59
$9.40-$14.59	1,973,206	5.42	11.88	532,716	12.09
	5,127,983	3.74	8.15	3,162,224	6.52

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

3.	SHARE CAPITAL (CONT’D)

(e)  Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period.  Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	For the three months ended		For the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	$	$	$	$
Research and development	631	927	1,173	2,075
General and administration	1,510	774	2,453	1,436
Total	2,141	1,701	3,626	3,511

The weighted average fair value of stock options granted during the three months and six months ended June 30, 2007 was $6.20 and $6.54 per option, respectively (three and six months ended June 30, 2006: $6.16 and $6.88 per option, respectively).  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the three months ended		For the six months ended
Assumption	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Dividend yield	0%	0%	0%	0%
Expected volatility	59.6%	70.4%	60.7%	70.6%
Risk-free interest rate	4.58%	4.26%	4.42%	4.19%
Expected average life of the options	5.5 years	6.07 years	5.5 years	6.43 years

4.	COMMITMENTS

License agreement:

On April 30, 2007, the Company signed an exclusive in-licensing agreement granting the Company exclusive worldwide rights for all indications for a clinical-stage drug candidate.  Under the terms of the agreement, the Company paid an initial upfront payment of US$20 million.  Additional payments not to exceed US$40 million are contingent upon the achievement of certain pre-defined late-stage clinical milestones.  Pursuant to the development and license agreement, the Company is responsible for payment of royalties based on a percentage of revenue if the drug candidate is ultimately commercialized.  The initial upfront payment has been capitalized as an intangible asset and will be amortized over its useful life of ten years.  For the three and six months ended June 30, 2007, the Company has recognized $358 in amortization expense.  At June 30, 2007, no milestone payments have been paid or were payable.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Expressed in thousands of Canadian Dollars except share and per share amounts and where otherwise indicated)

5.	RELATED PARTY TRANSACTION

The Company has incurred expenses for services provided by a law firm in which an officer is a partner.  The amounts charged are recorded at their exchange amounts and are subject to normal trade terms.  For the six months ended June 30, 2007, the Company has incurred $1,000 of legal fees for services provided by the law firm (six months ended June 30, 2006 - $323).  Of the total amount of legal fees incurred during the six months ended June 30, 2007, $644 was in connection with the completion of the public offering in January 2007.  Of the total amount of legal fees incurred during the six months ended June 30, 2006, $48 was in connection with the conversion of special warrants to common shares in March 2006.  Included in accounts payable and accrued liabilities at June 30, 2007 is an amount of $158 (December 31, 2006 - $61) owing to the law firm.

6.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current period.